Form ATS-N

Liquidnet H2O ATS

Exhibits 4 and 5

Aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. A blank cell in a table means that Liquidnet did not provide that statistic to one or more Subscribers as of the end of the calendar quarter.

September 2019 execution statistics

MONTH	ATS	Single Counted Total Volume	Executions	Avg Ex	% Vol >= 10k	% Vol >= $200k	Single Counted ADV*	% at Mid	% Small-Cap	% Mid-Cap	% Large-Cap	% at NBBO	% between NBBO	Avg. Price Improvement (bps)
Sep-19	H2O	288,611,250	20,004	14,428	81.85%	81.37%	14,430,563	95.72%	17.95%	51.45%	30.60%	2.87%	97.13%	8.96

October 2019 execution statistics

MONTH	ATS	Single Counted Total Volume	Executions	Avg Ex	% Vol >= 10k	% Vol >= $200k	Single Counted ADV*	% at Mid	% Small-Cap	% Mid-Cap	% Large-Cap	% at NBBO	% between NBBO	Avg. Price Improvement (bps)
Oct-19	H2O	324,739,450	22,556	14,397	81.69%	82.13%	14,119,107	96.04%	18.95%	46.59%	34.46%	2.38%	97.62%	9.36

November 2019 execution statistics

Platform Name	ADV* (single-counted)	Average Trade Size	% ADV Block (Shares)		% ADV Block (Notional)		% ADV Market Cap Distribution			% Midpoint (Shares)	% Inside NBBO (Shares)
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M-$2B)	Mid-Cap ($2B-$10B)	Large-Cap (>$10B)		
H2O	14,362,030	15,101	82.83%	16.64%	82.48%	9.39%	17.21%	50.66%	32.13%	94.98%	97.00%